Exhibit 99.1

Metalpha Starts Executing a BTC Allocation Plan Up to 20% of Annual Net Profit

HONG KONG, February 9, 2026 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (“Metalpha” or the “Company”), a global leading provider of blockchain and trading technology solutions, today announced that its Board of Directors has adopted a BTC allocation plan up to 20% of the Company’s annual net profit.

For the current period, the authorized allocation quota is approximately US$3.2 million, 20% of the Company’s net profit of US$15.9 million as reported in its Annual Report on Form 20-F for the fiscal year ended March 31, 2025. The Company executed its initial purchase on February 9, 2026, with a total notional investment of approximately US$1 million. This initial tranche was traded via the Company’s proprietary Accumulator structure at an average price of approximately US$54,000 per Bitcoin.

Mr. Adrian Wang, CEO of Metalpha, commented: “We believe in BTC, which is the foundation of the entire blockchain industry. At current price level, the initial allocation plan is very attractive and may drive long-term shareholder value. “

About Metalpha

Metalpha Technology Holding Limited (NASDAQ: MATH) is a global leading provider of blockchain and trading technology solutions. With extensive blockchain and traditional fintech expertise, we are dedicated to delivering state-of-the-art technological solutions, including digital asset related management systems, hedging infrastructures, liquidity solutions and institutional grade architectures. We offer highly customized, one-stop solutions to help our customers grow their businesses and are committed to strengthening our position as one of the largest gateways to digital assets in Asia.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.